Exhibit 99.2

Tuya Announces Changes to Board and Senior Management

SANTA CLARA, Calif., August 26, 2024 /PRNewswire/ -- Tuya Inc. (“Tuya” or the “Company”) (NYSE: TUYA; HKEX: 2391), a global leading cloud platform service provider, today announced that Ms. Yao (Jessie) Liu has tendered her resignation as a director, the Chief Financial Officer and senior vice president of Tuya, effective September 16, 2024. Ms. Liu has made this decision to devote more time to her personal endeavors.

The Company is grateful for the invaluable contributions she made during her more than 5-year tenure. “On behalf of Tuya, I want to express our deep appreciation to Jessie for her invaluable contributions to Tuya. Since joining in 2019, Jessie has been instrumental in our success, particularly in leading our public listings on the New York Stock Exchange in 2021 and the Hong Kong Stock Exchange in 2022,” said Mr. Xueji (Jerry) Wang, Tuya’s founder, director, and Chief Executive Officer. “Her capital market and financial expertise have been crucial in shaping Tuya’s strategic direction and strengthening our position in the global IoT industry. Additionally, Jessie’s efforts in driving operational optimization and efficiency management have significantly contributed to enhancing our business and financial profitability, even amidst challenging headwinds. We are immensely grateful for her service and wish her the very best in her future endeavors.”

Reflecting on her time at Tuya, Ms. Liu stated, “It has been a tremendous honor to be part of Tuya’s journey. I am proud of what we have achieved, especially our commitment to building a global IoT developer ecosystem. I am grateful to Jerry, the Board, and my colleagues for their trust and support throughout the years. As I prepare to devote more time to my personal endeavors, I remain confident in Tuya’s bright future as a leading global cloud platform service provider.”

Following Ms. Liu’s departure, Mr. Yi (Alex) Yang, a director, co-founder of the Company, will take on the additional role of Chief Financial Officer.

Mr. Yang, who will assume the role of Chief Financial Officer, brings extensive experience in operational leadership, including expertise relating to both business and financial management. As a director and co-founder, Mr. Yang has played a pivotal role in Tuya’s growth since its startup, funding and strategic direction. His deep understanding of our business and related financial operations, combined with his track record in driving efficiency and profitability, positions him well to continue building on the strong foundation laid by Ms. Liu.

The Company remains fully committed to our long-term strategic vision of being a global leader in the smart solution industry. The transition in leadership will not alter our focus on delivering value to our shareholders, enhancing our developer ecosystem, and maintaining our position as a leading cloud platform service provider. The Board and management team are unified in driving Tuya’s growth and ensuring continuity in our financial and operational strategies.

About Tuya Inc.

Tuya Inc. (NYSE: TUYA; HKEX: 2391) is a global leading cloud platform service provider with a mission to build a smart solutions developer ecosystem and enable everything to be smart. Tuya has pioneered a purpose-built cloud developer platform with cloud and generative AI capabilities that delivers a full suite of offerings, including Platform-as-a-Service, or PaaS, Software-as-a-Service, or SaaS, and smart solutions for developers of smart device, commercial applications, and industries. Through its cloud developer platform, Tuya has activated a vibrant global developer community of brands, OEMs, AI agents, system integrators and independent software vendors to collectively strive for smart solutions ecosystem embodying the principles of green and low-carbon, security, high efficiency, agility, and openness.

Investor Relations Contact

Tuya Inc.

Investor Relations

Email: ir@tuya.com

The Blueshirt Group

Gary Dvorchak, CFA

Phone: +1 (323) 240-5796

Email: gary@blueshirtgroup.co

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